425 LEXINGTON AVENUE

NEW YORK, NY 10017-3954

TELEPHONE: (212) 455-2000

FACSIMILE: (212) 455-2502

Direct Dial Number (212) 455-2293	E-Mail Address rbekkerus@stblaw.com

September 30, 2019

VIA EDGAR TRANSMISSION

Re:                 GFL Environmental Holdings Inc.

Amendment No. 3 to Registration Statement on Form F-1

Filed on July 19, 2019

CIK No. 0001780232

Sergio Chinos

Asia Timmons-Pierce

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing and Construction

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of GFL Environmental Holdings Inc. (the “Company”), we hereby file with the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) Amendment No. 3 (“Amendment No. 3”) to the above-referenced registration statement on Form F-1 (the “Registration Statement”).

The Company has revised the Registration Statement in response to the Staff’s comment letter, dated September 27, 2019, relating to the Registration Statement (the “Comment Letter”) and to otherwise update the Company’s disclosure, including the filing of certain exhibits to the Registration Statement.

In addition, we are providing the following responses to the Comment Letter. To assist your review, we have retyped the text of the Staff’s comments in italics below. Page references in our responses correspond to the pages of Amendment No. 3. Unless otherwise defined below, terms defined in Amendment No. 3 and used below shall have the meanings given to them in Amendment No. 3. The responses and information described below are based upon information provided to us by the Company.

Form F-1/A Filed September 12, 2019

Risk Factors

Foreign import and export regulations imposed on recyclables could impact our ability to export recyclable materials, page 39

1.                                      We note that you added risk factor disclosure relating to the potential impact that foreign import and export regulation may have on your ability to export recyclable materials. Please revise to disclose the extent to which you exported recyclable materials globally so that investors may have a better appreciation of this risk. Please also highlight any risks you face in not being able to export your recyclable materials.

In response to the Staff’s comment, the Company has revised its disclosure on page 39 of Amendment No. 3.

We could be subject to significant fines and penalties, and our reputation could be adversely affected, if our businesses, or third parties, page 46

2.                                      We note that you have revised your disclosure on page 46 to disclose that a former officer was a subject of an enforcement action under the applicable ant-bribery laws. Please revise to disclose that Mr. Rizzo convicted of bribery and sentenced to more than five years in federal prison. Please revise to clarify whether you have been subject to fines or other penalties as a result of this enforcement action or any other anti-bribery activities in the past.

In response to the Staff’s comment, the Company has revised its disclosure on page 46 of Amendment No. 3.

Dividend Policy, page 68

3.                                      We note that you intend to declare quarterly cash dividends after completion of the offering and that you have a limited recent history of paying dividends. In this regard, please include disclosure supporting your ability to pay the intended dividend. Please briefly describe any material contractual restrictions on your ability to pay dividends and whether any of these restrictions currently impact your ability to pay dividends to shareholders.

In response to the Staff’s comment, the Company has revised its disclosure on page 68 of Amendment No. 3.

Non-IFRS Measures, page 82

4.                                      We note your response to comment 6. Based on your revised reconciliation, we note that you also adjust for a portion of depreciation expense and share-based payments in arriving at Adjusted SG&A. Please better clarify how you determine the portion of depreciation expense to adjust for as well as your basis for adjusting for share-based payments based on the purpose for which you state that you present this measure. Specifically, you note that this measure is used by management and other users of your financial statements, including lenders and investors, to assess the ongoing selling, general and administrative costs incurred to run your business.

In response to the Staff’s comment, the Company has revised its disclosure on page 85 of Amendment No. 3.

Certain Relationships and Related Party Transactions, page 188

5.                                      We note your response to comment 11. Please revise to disclose the original principal amount and the original maturity date for the promissory note issued to Josaud Holdings Inc.

In response to the Staff’s comment, the Company has revised its disclosure on pages 125 and 192 of Amendment No. 3.

Financial Statements

GFL Environmental Holdings, Inc., page F-2

6.                                      We note your response to comment 13. Please also provide a breakdown of total expenses based on the nature of expenses.  Refer to IAS 1.104 and 105.

The Company respectfully acknowledges the Staff’s comment. The Company respectfully advises the Staff that additional information with respect to the nature of expenses required by IAS 1.104 and 105 is included in the notes to the Company’s consolidated financial statements in Amendment No. 2. The Company respectfully refers the Staff to Note 6, Property, plant and equipment, to the Company’s consolidated financial statements on pages F-56 and F-57 of Amendment No. 2 which discusses depreciation and Note 7, Intangible assets, on pages F-57 through F-59 which discusses amortization. Additionally, Note 19, Related party transactions, to the Company’s consolidated financial statements on pages F-84 and F-85 of Amendment No. 2 discusses employee benefits expenses, as defined in IAS 19, including all wages, salaries, social security costs, pension costs and share based payment expenses.

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Please do not hesitate to call Ryan Bekkerus at (212) 455-2293 with any questions or further comments regarding this filing or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

Simpson Thacher & Bartlett LLP

cc:	Securities and Exchange Commission
Nudrat Salik
Al Pavot

GFL Environmental Holdings Inc.
Patrick Dovigi

Stikeman Elliott LLP
Jeffrey Singer
Jeffrey Hershenfield

Davis Polk & Wardwell LLP
Deanna L. Kirkpatrick
Shane Tintle

Davies Ward Phillips & Vineberg LLP
Shawn McReynolds
Jennifer Grossklaus